Robobuoy, Inc

ANNUAL REPORT

2200 Hunt Street, Suite 203

Detroit, MI 48207

1(855) 627-5738

https://www.marksetbot.com/

This Annual Report is dated April 27, 2023.

BUSINESS

Robobuoy Inc. (d/b/a MarkSetBot), a technology company, is inventing products that are changing the sailboat race management part of the sailing industry by making racecourse setting:

• More accurate and fairer to competitors
• Environmentally friendly
• Less time consuming, and
• Better for everyone involved

Customers are attracted to MarkSetBot because their cool innovations are seen as the future of race management, which helps them:

• Run fairer races
• Save money, and
• Run races with fewer volunteers

We help people put on better races. We help competitors enjoy racing more.

MarkSetBot sells and services its products directly to customers plus we are building a worldwide network of distributors who inventory and service products and dealers who sell products for the company or its distributors. Additionally, MarkSetBot is exploring other uses outside of the sailing world for it's autonomous, water-based drone technology.

Robobuoy Inc. (d/b/a MarkSetBot) was initially organized as Robobuoy LLC in Michigan on January 22, 2020 and converted to Delaware corporation on November 8, 2021.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 8,973,356
Use of proceeds: Initial formation shares, par value
Date: November 02, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,026,644
Use of proceeds: Equity Incentive, negligible amount raised
Date: November 02, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Revenue
2022 saw another drastic improvement in revenue and overall business activity. Our revenue grew nearly 2X over 2021. However, as a physical products business, our sales will need to continue to increase substantially for us to attain profitability. Based on the traction that we have gotten in the marketplace, including positive press and worldwide awareness, we expect growth to continue at a brisk pace in 2023 and are planning to grow approximately 2X again.

Cost of Sales

2021 cost of sales was $337,213. As of 12/31/2022, cost of sales was $723,904

Gross Margins
2021 gross profit was $150,424. As of 12/31/2022, gross profit was $192,100

Expenses
The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development. Expenses in 2021 were $414,761. As of 12/31/2022, expenses were $652,027

As the business has grown, we added an additional full-time Operations Director to our staff and many hourly resources for supplemental assistance. We also increased the amount of time that Matthew Morin, one of our Co-Founders, is spending with MarkSetBot. Finally, we moved from our previous shop, which was about 1,000 sq. ft., into a nearly 5,000 sq. ft. space.

Historical results and cash flows:

Cash needs have been covered by the owners' own investments into the company along with any revenue generated. We raised $1.07M in our Seed Round of fundraising via Reg-CF. We also have a line of credit in place of $350,000 to utilize if funds are low.

In 2022, much of our cash flow was directed into inventory as can be seen in our manufacturing inventory of $323,300 and our rental/BaaS inventory of $425,862. In 2023 we will continue to build additional Bots, but will also work to sell this inventory and convert it into cash flow.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $51,213.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Credit Union One and the SBA
Amount Owed: $0
Interest Rate: (floating)
Maturity Date: October 15, 2031

The debt is interest only for the first five years. At that point, the amount owed becomes fixed and payments that include principal and interest will be required for the next five years.

Creditor: Brex
Amount Owed: $3,489.14
Interest Rate: 0.0%
Maturity Date: January 30, 2023

This is a revolving balance that is paid off each month, which is why there is no interest rate. This is the amount due as of 12/31/2021, but the balance varies day to day.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kevin Morin
Kevin Morin's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO and Chairman of the Board
Dates of Service: January 22, 2020 - Present
Responsibilities: Visionary/Leader. Founder and and designer of the MarkSetBot. Current salary is $105,000/year.

Other business experience in the past three years:
Employer: Macro Connect
Title: Founder (Advisory Role)
Dates of Service: November 23, 1997 - Present
Responsibilities: No day to day responsibilities.

Other business experience in the past three years:
Employer: Global Vision Technologies
Title: Director of Infrastructure
Dates of Service: November 01, 2002 - March 30, 2021
Responsibilities: Evaluation, adaption and implantation of technology tools, which helped run the business better. In his last five years, Kevin was primarily a coach to the leadership team involved in all aspects of the company.

Other business experience in the past three years:
Employer: Hunt Street Station (Advisory Role)
Title: Co-founder and Member
Dates of Service: March 01, 2017 - Present
Responsibilities: No day to day responsibilities

Name: Matthew Morin
Matthew Morin's primary role is Co-Founder and Director of External Affairs for MarkSetBot.

Positions and offices currently held with the issuer:
Position: Treasurer, Secretary, and Director of External Affairs
Dates of Service: January 22, 2020 - Present
Responsibilities: Sales and Marketing Team support. Helps manage major client relationships. Collaborates with the CEO to set strategy. Current salary is
$42,000/year.

Other business experience in the past three years:
Employer: Macro Connect
Title: Chairman
Dates of Service: November 23, 1997 - Present
Responsibilities: Advisor to the CEO of Macro Connect, special projects

Other business experience in the past three years:
Employer: Hunt Street Station

Title: Co-founder and Member
Dates of Service: September 29, 2016 - Present
Responsibilities: Visionary and advises the Chief Operating Officer

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Kevin Morin
Amount and nature of Beneficial ownership: 4,509,001
Percent of class: 40.22

Title of class: Common Stock
Stockholder Name: Matthew Morin
Amount and nature of Beneficial ownership: 4,509,001
Percent of class: 40.22

RELATED PARTY TRANSACTIONS

None.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock
The amount of security authorized is 15,000,000 with a total of 10,000,000 outstanding.

Voting Rights
1 vote per share.

Material Rights
Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Right of First Refusal.
No stockholder shall Transfer any of the shares of stock of the corporation, except by a Transfer which meets the requirements set forth in this Section 37, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

(a) If the stockholder desires to Transfer any of his or her shares of stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For 30 days following receipt of such notice, the corporation shall have the option to purchase up to all the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d) of this Section.

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder’s notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder’s notice; provided that if the terms of payment set forth in said transferring stockholder’s notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder’s notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder’s notice, said transferring stockholder may, subject to the corporation’s approval and all other restrictions on Transfer located in Section 38 of these

Bylaws, within the sixty-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this Bylaw in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the right of first refusal in paragraph (a) of this Section:

(1) A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution shall be conducted in the manner set forth in this Bylaw;

(3) A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4) A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5) A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6) A stockholder's Transfer of shares of Preferred Stock of the corporation (or any shares of Common Stock issued upon conversion thereof);

(7) A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(8) A Transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there shall be no further Transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

(g) The provisions of this Bylaw may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any Transfer, or purported Transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this Bylaw are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j) The certificates representing shares of Common Stock of the corporation that are subject to the right of first refusal in paragraph (a) of this Section shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION.”

(k) To the extent this Section conflicts with any written agreements between the Company and the stockholder attempting to Transfer shares, such agreement shall control.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties We are currently continuing research and development of our products. Delays or cost overruns in future development of MarkSetBot and RaceOS and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Our product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We are in a competitive marketplace and are competing with companies who currently have products on the market and/or various respective product development programs. They may have better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Robobuoy was initially formed in January of 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Robobuoy has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history. If you are investing in this company, it’s because you think that MarkSetBot is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights,

Internet domain names, and trade secrets as well as two full patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Robobuoy or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber attacks either on our technology provider or on Robobuoy could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2023.

Robobuoy, Inc

By /s/ Kevin Morin

Name: Kevin Morin

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Kevin Morin, the Chief Executive Officer of Robobuoy Inc., hereby certify that the financial statements of Robobuoy Inc. and notes thereto for the period ending December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information that will be reported on our federal income tax returns.

Robobuoy Inc. has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 19th, 2023.

____________________________ (Signature)

Chief Executive Officer

4/19/2023

MarkSetBot

Profit and Loss

January - December 2022

	TOTAL
Income	
4000 Bot Purchase Revenue	638,307.91
4001 Bot Rental Revenue	80,532.91
4002 TracTrac Revenue	14,865.84
4005 Shipping and Delivery Income	45,685.27
4100 Bot-as-Service Recurring Revenue	87,307.00
4200 Bot Operator Revenue	18,400.00
4201 Consulting Revenue	38,672.00
4250 Travel Revenue	14,232.96
4300 Support & Maintenance Revenue	31,055.50
4400 Miscellaneous Income	5,100.00
4500 Bot Builder Revenue	1,100.00
6401 Sales Promotions	-59,255.70
Total Income	**$916,003.69**
Cost of Goods Sold	
5000 Bot Sales COGS	423,153.49
5001 Bot Rental Depreciation	47,084.00
5002 TracTrac Rental COGS	9,695.28
5005 Shipping Costs	51,876.24
5050 International Shipping - Customs & Duties COGS	141.21
5200 Bot Operator COGS	12,300.00
5250 Travel COGS	31,562.24
5300 Support & Maint. Costs	11,623.04
5500 Bot Builder Labor COGS	40,586.11
5510 Bot Builder Contract Labor COGS	36,882.00
5520 Consulting COGS	34,000.00
6300 Damages/Loss/Mistake Expense	25,000.00
Total Cost of Goods Sold	**$723,903.61**
GROSS PROFIT	**$192,100.08**
Expenses	
6000 Salaries & Contractor Expenses	
6010 Wages - Leadership	179,250.00
6015 Wages Sales	73,819.15
6050 Payroll Taxes	21,912.47
6060 Medical/Dental/Vision	19,610.98
6100 Contractors - Marketing	42,841.25
6110 Contractors - Other	39,417.80
6150 Finance Support Fees	11,950.00
Total 6000 Salaries & Contractor Expenses	**388,801.65**

MarkSetBot

Profit and Loss

January - December 2022

	TOTAL
6200 Outside Services	0.00
6220 Outside Services - Sales	946.50
6230 Outside Services - Other	7,022.20
Total 6200 Outside Services	**7,968.70**
6400 Advertising & Marketing	29,089.59
6402 Media Advertising & Promotions	14,613.86
6405 Client Relations	18,233.37
6450 Bad Debts	2,088.57
6550 Merchant Processing Fees	3,939.79
6610 Dues and Subscriptions	150.00
6620 Employee Relations	16,624.17
6630 Insurance Expense	4,049.53
6640 Professional Services - Legal	56,255.37
6650 Professional Services - Accounting	19,983.00
6670 Office Expense - General	15,396.71
6671 Office Expense	47.29
6675 Office Expense - Software	24,135.01
6685 Small Tools & Equipment	330.02
6710 Rent Expense	25,903.00
6725 Telephone Expense	2,150.10
6740 Repairs & Maintenance	5,665.00
6750 Travel Expense	11,731.69
6755 Meals	3,232.88
Total 6750 Travel Expense	**14,964.57**
6775 Taxes & Licenses	450.00
8000 Interest Expense	1,187.34
Total Expenses	**$652,026.64**
NET OPERATING INCOME	**$ -459,926.56**
Other Expenses	
Unrealized Gain or Loss	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$ -459,926.56**

MarkSetBot

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-459,926.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	251,610.48
1120 Employee Advances	0.00
1200 Manufacturing Inventory	-75,386.63
1250 Notes Receivable - StartEngine Deposit Hold	255,163.74
1300 Prepaid Insurance	-0.02
1350 Prepaid Expense	4,200.00
Inventory Asset	0.00
1205 Accumulated Depreciation - Leased Bots	47,084.00
2000 Accounts Payable	-4,769.30
2100 American Express CC	-19,552.61
2150 Brex Credit Card	3,489.14
2400 Unearned Revenue	-291,308.69
2500 Security Deposits	-5,012.00
2600 Line of Credit - Credit Union One	-200,000.00
Michigan Department of Treasury Payable	0.00
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-34,481.89**
Net cash provided by operating activities	**$ -494,408.45**
INVESTING ACTIVITIES	
1201 Rental/BaaS Inventory	-235,112.25
1600 Furniture and Equipment	-1,199.95
Net cash provided by investing activities	**$ -236,312.20**
FINANCING ACTIVITIES	
3100 Opening Balance Equity	0.00
3200 Owner's Investment	0.00
3400 Paid-in Capital	233,639.31
3700 Common Stock	58.15
Net cash provided by financing activities	**$233,697.46**
NET CASH INCREASE FOR PERIOD	**$ -497,023.19**
Cash at beginning of period	548,237.40
CASH AT END OF PERIOD	**$51,214.21**

MarkSetBot

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Chase Checking	45,991.85
1010 Credit Union One Checking	5,125.18
1030 Petty Cash	97.18
Total Bank Accounts	**$51,214.21**
Accounts Receivable	
1100 Accounts Receivable (A/R)	99,524.55
Total Accounts Receivable	**$99,524.55**
Other Current Assets	
1050 Undeposited Funds	0.00
1120 Employee Advances	0.00
1200 Manufacturing Inventory	323,300.63
1250 Notes Receivable - StartEngine Deposit Hold	0.00
1255 Notes Receivable - KM	3,021.15
1300 Prepaid Insurance	0.02
1350 Prepaid Expense	0.00
Inventory Asset	0.00
Total Other Current Assets	**$326,321.80**
Total Current Assets	**$477,060.56**
Fixed Assets	
1201 Rental/BaaS Inventory	425,862.25
1205 Accumulated Depreciation - Leased Bots	-74,334.00
1600 Furniture and Equipment	8,185.41
1700 Accumulated Depreciation	-3,785.46
Total Fixed Assets	**$355,928.20**
Other Assets	
1800 Organization Fees	38,598.00
1895 Accumulated Amortization	-428.87
1900 StartEngine - Fees	26,687.23
Total Other Assets	**$64,856.36**
TOTAL ASSETS	**$897,845.12**

MarkSetBot

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	53,360.65
Total Accounts Payable	**$53,360.65**
Credit Cards	
2100 American Express CC	-1,579.31
2150 Brex Credit Card	3,489.14
Total Credit Cards	**$1,909.83**
Other Current Liabilities	
1260 Notes Payable - MM	3,488.18
2400 Unearned Revenue	46,514.62
2500 Security Deposits	21,988.00
2600 Line of Credit - Credit Union One	0.00
Michigan Department of Treasury Payable	0.00
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$71,990.80**
Total Current Liabilities	**$127,261.28**
Total Liabilities	**$127,261.28**
Equity	
3100 Opening Balance Equity	0.00
3200 Owner’s Investment	0.00
3300 Owners Equity - KM	0.00
3301 Contributions/Distributions - KM	0.00
3305 Owners Equity - MM	0.00
3306 Contributions/Distributions - MM	0.00
3400 Paid-in Capital	1,312,762.22
3500 Retained Earnings	-83,373.94
3700 Common Stock	1,122.12
Net Income	-459,926.56
Total Equity	**$770,583.84**
TOTAL LIABILITIES AND EQUITY	**$897,845.12**

MarkSetBot

Statement of Stockholders Equity

As of December 31, 2022

	Preferred Stock		Common stock				Total
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	8,973,356	897	-	-	897
Shares issued for cash	-	-	836,300	84	780,268	-	780,352
Shares issued for services	-	-	1,026,644	103	-	-	103
Contributed capital	-	-	-	-	298,855	-	298,855
Net income (loss)	-	-	-	-	-	(264,336)	(264,336)
December 31, 2021	-	$ -	10,836,300	$ 1,084	$ 1,079,123	$ (264,336)	$ 815,871
Shares issued for cash	-	-	374,398	37	233,639	-	233,676
Paid in capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(459,927)	(459,927)
December 31, 2022	-	$ -	11,210,698	$ 1,121	$ 1,312,762	$ (724,263)	$ 589,620

CERTIFICATION

I, Kevin Morin, Principal Executive Officer of Robobuoy, Inc, hereby certify that the financial statements of Robobuoy, Inc included in this Report are true and complete in all material respects.

Kevin Morin

CEO